SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for July 4, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

Enclosures:

Notification of share reacquisition during quarter 1 April 2003 — 30 June 2003

04 July 2003

The New York Stock Exchange

Attention: Mr Stefan Jekel

NYSE - International

20 Broad Street, 13th Floor

New York, NY 10005

Dear Sirs

TREASURY STOCK CHANGES

We hereby advise in terms of section 204.33 of the NYSE Listed Company Manual that the Company reacquired the following Sasol Limited ordinary shares listed on the JSE Securities Exchange South Africa during the fiscal quarter 1 April 2003 to 30 June 2003:

Ordinary shares reacquired 1 April 2003 — 30 June 2003	690,000
Balance held as treasury stock as at 30 June 2003	59,741,477

Kind regards

Michelle du Toit
Manager
Company Secretarial Services
Direct telephone	+27 11 4413359
Direct facsimile	+27 11 522 5143
Email	michelle.dutoit@sasol.com

Sasol Limited   1979/003231/06

1 Sturdee Avenue Rosebank 2196   PO Box 5486  Johannesburg   2000   South Africa

Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Directors: P du P Kruger (Chairman)  PV Cox (Deputy Chairman and Chief Executive)  E le R Bradley  WAM Clewlow  BP Connellan  LPA Davies (Executive Director)  JH Fourie (Executive Director)  MSV Gantsho  A Jain (Indian) S Montsi  TS Munday (Executive Director)  SB Pfeiffer  (American)  JE Schrempp (German)  CB Strauss  Company Secretary: NL Joubert

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2003

By:	/s/sgd N L Joubert
Name: Dr N L Joubert
Title: Company Secretary